SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006

LEADING BRANDS, INC.
(Registrant)

Suite 1800 - 1500 West Georgia Street, Vancouver, British Columbia V6G 2Z6 Canada
(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

(If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).)

LEADING BRANDS, INC.
(the “Company”)

Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, the Company hereby advises of the results of the voting on the matters submitted to the Annual and Special General Meeting of shareholders of the Company held on Wednesday, June 28, 2006. At the Meeting, the shareholders were asked to consider certain matters outlined in the Notice of Annual Meeting and Information Circular dated May 10, 2006.

The matters voted upon at the Meeting and the results of the voting were as follows:

		For	Against	Withheld
1.	Appointment of BDO Dunwoody LLP as auditors of the Company	5,608,825	N/A	15,417
2.	Authorize the Directors' to fix the Auditors' remuneration	5,590,350	33,892	N/A
3.	Increase the number of Directors to seven	5,559,956	64,286	N/A
4.	Elect as Director, David P. Bowra	5,451,670	N/A	172,572
5.	Elect as Director, Peter Buckley	5,460,920	N/A	163,322
6.	Elect as Director, R. Thomas Gaglardi	5,585,195	N/A	39,047
7.	Renewal of, and amendments to, the Shareholder Rights Plan Agreement	5,413,491	210,751	N/A
8.	Approve the right of the Directors to grant replacement stock options for existing stock options that will be expiring from time to time	5,337,767	286,475	N/A

Dated this 30th day of June 2006

LEADING BRANDS, INC.

Per: “Marilyn Kerzner”
Director of Corporate Affairs

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEADING BRANDS, INC. (Registrant)

Date June 30, 2006	By	Marilyn Kerzner (Signature)
Marilyn Kerzner
Director of Corporate Affairs